Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 10 DATED APRIL 5, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 8, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated December 8, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 9, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

CC1 Controlled Subsidiary – Dade City, FL

On March 29, 2021, we directly acquired ownership of a “wholly-owned subsidiary”, CC1 (the “CC1 Controlled Subsidiary”), for an initial purchase price of approximately $6,195,000, which is the initial stated value of our equity interest in the CC1 Controlled Subsidiary (the “CC1 Investment”). The CC1 Controlled Subsidiary used the proceeds to close on the acquisition of a 51.56 acre property generally located east of 11704 US-301 in Dade City, FL (the “CC1 Property”). The closing of both the initial CC1 Investment and the CC1 Property occurred concurrently.

The CC1 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the CC1 Investment (the “CC1 Operative Agreements”), we have full authority for the management of the CC1 Controlled Subsidiary, including the CC1 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the CC1 Investment, paid directly by the CC1 Controlled Subsidiary.

The CC1 Property was acquired for a purchase price of approximately $6,195,000, which includes closing costs and the acquisition fee of approximately $119,200. We anticipate additional hard and soft costs of approximately $5,435,000 and $946,000, respectively, for permitting and construction of 298 finished lots (the “Finished Lots”). No financing was used for the acquisition of the CC1 Property.

In conjunction with the closing of the CC1 Investment, we entered into a construction agreement (the “Construction Agreement”) with a national homebuilder (the “Homebuilder”) in which the Homebuilder has agreed to deliver the Finished Lots at a set price, i.e., the Homebuilder is responsible for cost overruns. We also entered into an option agreement (the “Purchase Option Agreement”) with the Homebuilder which provides the Homebuilder the option, but not the obligation, to purchase the Finished Lots at a set quarterly schedule. To maintain the option, the Homebuilder has agreed to pay the CC1 Controlled Subsidiary a monthly payment, calculated on the CC1 Controlled Subsidiary’s outstanding equity in the project during the preceding month, at a rate equal to 12.0% per annum. Additionally, the Homebuilder has also agreed to deposit 15% of the final finished lot purchase price. Should the builder default or terminate the option agreement, their deposit is nonrefundable. Ultimately, the intent of the Construction Agreement and the Purchase Option Agreement, when taken in the aggregate, is to generate a predictable stream of recurring income for the CC1 Controlled Subsidiary through the creation of new housing inventory.

The following table contains underwriting assumptions for the CC1 Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Hard Costs	Projected Soft Costs	Projected Hold Period
CC1 Property	$5,435,000	$946,000	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Real Estate Investment Trust, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.